Exhibit 99.3
Asia Pacific Wire & Cable Corporation Limited
Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

July 19, 2010

Company Contact:	Investor Relations Contact:

Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +1-646-833-3424 (New York)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
Asia Pacific Wire & Cable Corporation Announces Annual General Meeting of Shareholders
TAIPEI, Taiwan, July 19, 2010 — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWCC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the Company will hold its annual general meeting of shareholders (the “Meeting”) on Friday, September 3, 2010 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time), at the principal executive offices of the Company.
The time and location of APWCC’s annual general meeting of shareholders are as follows:
Date: Friday, September 3, 2010
Time: 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time)
Location: 132 Min-Sheng East Road, Section 3, Room B, 7th Fl., Taipei, 105 Taiwan, ROC
The Meeting is being held for the purposes below, and additional details will be provided in the Notice of Meeting and related proxy statement that will be provided to shareholders.
1.	To read and approve the written record of the last Annual General Meeting of the Shareholders held on September 29, 2009;
2.	To approve the reappointment of Ernst & Young LLP as the independent auditor for the current fiscal year;
3.	To elect ten (10) members of the Board of Directors, each for a term ending on the date of the next Annual General Meeting;
4.	To approve the compensation to be paid to the Directors; and
5.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Company is announcing a record date of July 30, 2010 for shareholders who wish to vote at the Annual General Meeting. All shareholders of record as of July 30th shall be entitled to one vote per share on all matters put to shareholders at the Annual General Meeting, all as more fully described in the Notice of Meeting and related proxy statement that will be provided to shareholders of record.
Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing into the Meeting on one of the conference call-in numbers that will be provided in the Notice of Meeting.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on APWCC, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes, expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
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